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Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 17–24. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial information, is provided on pages 27–35.

MANAGEMENT’S DISCUSSION & ANALYSIS

This discussion & analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in financial condition and results of operations for the three-month and six-month periods ended April 30, 2004, compared to the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. It is based on financial information prepared in accordance with U.S. generally accepted accounting principles (GAAP) and has been prepared in accordance with Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Except as noted in the supplemental discussions on pages 5, 8 and 9, this discussion & analysis would not contain material differences if based on financial information prepared in accordance with Canadian GAAP. Capital ratios are computed based on Canadian GAAP information.

Second Quarter 2004 Report – Royal Bank of Canada 04

Overview

Summary data

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except per share data and percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$291		7%	$4,352	$4,061
Non-interest expense	$215		9%	$2,729	$2,514
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(58)		(27)%	$153	$211
General provision for credit losses	$—		—	$—	—
Earnings per share (EPS) – diluted	$.17		17%	$1.16	$.99
Net income	$85		12%	$774	$689
Return on equity (ROE)	190	bp		17.3%	15.4%
Business segment net income:
RBC Banking	$(5)		(1)%	$344	$349
RBC Investments	$71		103%	$140	$69
RBC Insurance	$9		16%	$65	$56
RBC Capital Markets	$82		85%	$179	$97
RBC Global Services	$19		51%	$56	$37
Other	$(91)		n.m.	$(10)	$81

n.m. – not meaningful

Net income was $774 million, up $85 million or 12% from a year ago. Diluted earnings per share (EPS) were $1.16, up $.17 or 17%. Return on equity (ROE) was 17.3% compared to 15.4% a year ago.

     Approximately $.02 of the increase in diluted EPS was due to a reduction in the average number of common shares used in the EPS calculation. This was as a result of repurchases exceeding issuances by 9 million shares in the past year, and the deduction from common shares of Treasury stock as discussed on page 12.

     A 9% appreciation of the Canadian dollar relative to the U.S. dollar from the second quarter of 2003 (to an average of US$.747 in the second quarter of 2004 from an average of US$.684 in the second quarter of 2003) resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million and diluted EPS by $.03. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago. Significant fluctuations in the value of the Canadian dollar relative to foreign currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be positively affected if the Canadian dollar were to further weaken against the U.S. dollar.

     On May 25, the Canadian dollar closed at US$.728, down 2% from the average rate of US$.747 in the second quarter of 2004, down from the average rate of US$.765 in the first quarter of 2004 and unchanged from the average rate in the third quarter of 2003.

     Total revenues were up $291 million or 7% from a year ago, despite a $130 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase was largely driven by much stronger capital markets-related revenues other than trading (brokerage commissions, underwriting and other advisory fees, mutual fund revenues, and investment management and custodial fees) and solid growth in Canadian banking revenues.

     Non-interest expense increased $215 million or 9% from last year’s second quarter, largely reflecting higher variable compensation costs resulting from stronger capital markets-related revenues in RBC Capital Markets and RBC Investments and increased pension and postretirement benefit costs. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $85 million.

     The provision for credit losses was $153 million, down from $211 million in the second quarter of 2003, due to a lower level of non-accrual loans.

     Compared to the first quarter of 2004, net income was down $19 million or 2% and diluted EPS were down $.03 or 3%, reflecting a higher provision for credit losses and income taxes as well as fewer days in the second quarter compared to the first, which more than offset the benefits of higher revenues and lower non-interest expenses. The higher provision for credit losses largely reflected the reversal of a portion of the general allowance for credit losses in the first quarter, which did not recur this quarter. Total revenues were up $157 million or 4% with $35 million attributable to the recent weakening of the Canadian dollar relative to the U.S. dollar. Non-interest expense was down $52 million or 2%, despite higher variable compensation costs and a $25 million increase in expenses due to the recent weakening of the Canadian dollar. The lower expenses this quarter were largely due to the inclusion in the first quarter of costs associated with the settlement of the dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank).

     Six-month net income was $1,567 million, up $111 million or 8% from the first half of 2003, and six-month diluted EPS were $2.34, up $.24 or 11%, despite a $40 million or $.06 per share decline due to the stronger Canadian dollar. The increase in earnings reflected higher revenues (mostly capital markets-related, other than trading) and lower provisions for credit losses and income taxes, which more than offset an increase in non-interest expenses that included the Rabobank settlement costs in the first quarter.

     At April 30, 2004, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 12.9%, compared to 9.6% and 12.8%, respectively, one year ago.

Supplemental discussion – Canadian GAAP

First quarter net income was $763 million, up $66 million or 9% from a year ago, and diluted EPS were $1.14, up $.14 or 14%.

     Provision for credit losses was $149 million compared to a provision for credit losses of $211 million in the second quarter of 2003.

     Six-month net income was $1,553 million, up $77 million or 5% from the first half of 2003, and six-month diluted earnings per share were $2.33, up $.20 or 9%.

Second Quarter 2004 Report – Royal Bank of Canada 05

Results by geographic segment

As shown in the table on page 23 (page 33 for Canadian GAAP), second quarter net income from Canadian operations was up $70 million or 16% from a year ago. The improvement was due to lower provisions for credit losses and higher revenues, which reflected improved capital markets-related revenues other than trading, and higher Canadian banking revenues.

     U.S. operations recorded net income of $69 million compared to $81 million a year ago as higher earnings from RBC Investments and RBC Capital Markets were more than offset by lower earnings from RBC Banking and RBC Insurance. The reasons for the changes are described in the following discussions of the business segments’ results.

     Other international net income increased by $27 million due to lower provisions for credit losses and higher revenues from stronger capital markets-related revenues other than trading.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 23 (page 33 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

     Average common equity attributed to our business segments, except RBC Insurance and RBC Global Services, was lower than a year ago. This is partially due to the decline in the translated value of U.S. dollar-denominated assets as a result of the appreciation of the Canadian dollar relative to the U.S. dollar. The decreases in equity attributed to RBC Banking and RBC Capital Markets were also the result of lower credit risk. Average common equity attributed to RBC Insurance was higher largely due to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

RBC Banking

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$16		1%	$1,884	$1,868
Non-interest expense	$51		4%	$1,204	$1,153
Provision for credit losses	$(6)		(4)%	$152	$158
Net income	$(5)		(1)%	$344	$349
ROE	130	bp		20.1%	18.8%
Average common equity	$(500)		(7)%	$6,900	$7,400

Net income from RBC Banking declined $5 million or 1% from a year ago. Earnings in Canada increased $53 million or 18%, driven by revenue growth of 6% and a lower effective income tax rate. The U.S. operations recorded a net loss of $17 million (US$13 million) for the quarter compared to earnings of $39 million (US$27 million) a year ago. This quarter included an $18 million (US$13 million) net loss, primarily due to the recognition of a $33 million valuation allowance in the U.S. relating to certain mortgage loans that are believed to have been fraudulently originated in 2001 and 2002. Although an insurance claim has been filed regarding this matter, no benefit from this insurance claim has been reflected in the financial statements at this time due to uncertainty surrounding the timing and final amount of the recovery.

     Revenues increased $16 million or 1% from last year, despite a $28 million reduction due to the stronger Canadian dollar. Revenues in Canada rose $90 million or 6%, largely due to strong growth in loan and deposit balances and foreign exchange, credit card and mutual fund revenues. Revenues in the U.S. were down $70 million or 21% from a year ago, largely reflecting lower returns in RBC Centura’s investment portfolio (primarily as the proceeds of maturing instruments were re-invested in higher-quality, lower-yielding instruments in prior quarters) and the stronger Canadian dollar, which more than offset the benefits of loan and deposit growth at RBC Centura of 5% and 9%, respectively.

     Non-interest expense increased $51 million or 4% from a year ago. In Canada, expenses grew $33 million or 4% reflecting higher pension plan and other compensation costs, partly offset by goods and services tax recoveries of $26 million this quarter as a result of adjustments for prior years. Expenses in the U.S. increased $19 million or 7%. The previously mentioned loss on certain mortgage loans increased expenses by $33 million, while the stronger Canadian dollar reduced expenses by $24 million.

     Compared to the first quarter of 2004, revenue increased $15 million or 1%, in spite of two fewer days this quarter. Revenues in Canada rose $7 million, and in the U.S. increased by $8 million despite last quarter’s $35 million pre-tax gain on sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc. (As disclosed last quarter, an $18 million consolidation adjustment recorded in the Other segment resulted in a gain on this sale for Royal Bank of Canada of $17 million pre-tax.) The

Second Quarter 2004 Report – Royal Bank of Canada 06

higher U.S. revenues reflected a 36% increase in mortgage origination volumes (driven partially by a decline in long-term interest rates) and improved margins at RBC Mortgage, a writedown of miscellaneous assets in the first quarter, the weaker Canadian dollar, and loan and deposit growth at RBC Centura.

     ROE increased to 20.1% from 18.8% a year ago, reflecting lower average common equity attributed to this segment, as discussed on page 6.

     Six-month net income was $773 million, up $12 million or 2% from the same period a year ago. Earnings in Canada increased $129 million as a result of strong loan and deposit growth, the $49 million after-tax reversal of the general allowance in the first quarter of this year and lower income taxes, partially offset by a narrower net interest margin and higher compensation costs. Earnings in the U.S. declined $110 million, reflecting lower returns in RBC Centura’s investment portfolio and lower mortgage origination volumes at RBC Mortgage.

RBC Investments

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$153		18%	$981	$828
Non-interest expense	$41		6%	$772	$731
Net income	$71		103%	$140	$69
ROE	1,250	bp		22.3%	9.8%
Average common equity	$(200)		(7)%	$2,500	$2,700

Net income was up $71 million or 103% from a year ago due to higher earnings in both Canada and the U.S., reflecting improved revenues from stronger equity markets. The stronger Canadian dollar reduced net income by $8 million.

     Net income from U.S. operations increased by $21 million to $30 million, largely due to stronger performance in the full-service brokerage business and a $6 million ($3 million after-tax) decline in retention compensation costs to $9 million.

     RBC Investments’ total revenues increased by $153 million or 18% from a year ago, despite a $50 million reduction due to the stronger Canadian dollar, primarily in the U.S. and Canadian brokerage businesses and the Canadian asset management operations. Trading volumes were up 85% in the Canadian self-directed brokerage operations and up 30% in the full-service brokerage businesses. Client assets under administration in the Canadian full-service brokerage business were up 17% to $112 billion and in the U.S. brokerage business, were up 23% to US$109 billion. The Canadian asset management operations increased assets under management by 13% to $50 billion, reflecting strong sales in the Registered Retirement Savings Plan (RRSP) season.

     Non-interest expense growth of $41 million largely reflected higher compensation-related costs associated with increased revenue generation. The stronger Canadian dollar reduced non-interest expense by $38 million.

     ROE increased to 22.3% from 9.8% a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 6.

     Six-month net income increased by 62% to $280 million from the same period a year ago, largely reflecting the factors described above. Net income from U.S. operations was up $40 million (US$32 million) to $62 million (US$48 million), largely due to the factors described above.

RBC Insurance

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Net earned premiums	$(3)		(1)%	$377	$380
Investment income	$31		54%	$88	$57
Fee income	$22		76%	$51	$29

Insurance premiums, investment and fee income (Total revenue)	$50		11%	$516	$466

Policyholder benefits and claims	$38		15%	$284	$246
Policy acquisition expense	$(7)		(11)%	$59	$66

Insurance policyholder benefits, claims and acquisition expense	$31		10%	$343	$312

Non-interest expense	$7		7%	$105	$98
Net income	$9		16%	$65	$56
ROE	(160	) bp		27.0%	28.6%
Premiums & deposits	$155		32%	$633	$478
Average common equity	$150		19%	$950	$800

Second Quarter 2004 Report – Royal Bank of Canada 07

Net income was up $9 million or 16% from a year ago, reflecting continued growth in the reinsurance business and stronger contributions from Canadian insurance operations, which were partially offset by lower earnings from U.S. operations. The strengthening of the Canadian dollar relative to the U.S. dollar had no impact on earnings in the second quarter.

     U.S. operations recorded a net loss of $2 million (US$1 million), compared to net income of $7 million (US$5 million) a year ago. The decrease in earnings is primarily due to lower revenue from the outsourcing services division as several contracts were renewed at lower prices, expenses relating to new creditor and travel insurance initiatives in the U.S., and lower profits from accidental death and dismemberment insurance, reflecting higher mortality costs, increased premium taxes and the termination of a direct marketing contract.

     The 2003 results included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $36 million to total revenue, $39 million to policyholder benefits, claims and acquisition expenses, and reduced net income by $3 million in last year’s second quarter.

     Insurance premiums, investment and fee income was up $50 million from a year ago, despite a $9 million reduction due to the stronger Canadian dollar. While Business Men’s Assurance Company of America (BMA), acquired on May 1, 2003, contributed $46 million to revenues this quarter, the above-mentioned block of reinsurance business that was not renewed had added $36 million of U.S. revenues a year ago. Contributing to the growth in revenues this quarter were higher revenues from the reinsurance, home & auto and Canadian life divisions, which more than offset lower revenues in the U.S.

     Insurance policyholder benefits, claims and acquisition expense increased by $31 million from a year ago despite a $6 million reduction due to the stronger Canadian dollar. Although BMA contributed $37 million of policyholder benefits, claims and acquisition expense this quarter, the above-mentioned block of reinsurance business that was not renewed had added $39 million of such expenses a year ago. The reinsurance, home & auto and Canadian life divisions contributed to the increase in policyholder benefits, claims and acquisition expense this quarter, reflecting increased levels of business.

     The non-interest expense increase of $7 million was mostly due to the acquisition of BMA, which partly offset the results of cost-containment measures in RBC Insurance and the strengthening of the Canadian dollar (which reduced non-interest expense by $3 million this quarter).

     ROE declined by 160 basis points from a year ago, reflecting higher average common equity attributed to this segment largely as a result of the BMA acquisition as discussed on page 6.

     Six-month net income was $126 million, up 15% from the same period a year ago, reflecting continued growth in the reinsurance business and stronger contributions from all lines of Canadian insurance operations.

Supplemental discussion – Canadian GAAP

Net income increased $3 million or 5% from a year ago to $58 million.

     Total revenue was $675 million, up $164 million or 32% from a year ago, primarily due to the acquisition of BMA and growth in the Canadian insurance operations.

     Policyholder benefits, claims and acquisition expense was $508 million, up $157 million or 45% from a year ago, also due to the acquisition of BMA and growth in the Canadian insurance operations.

     Under Canadian GAAP, universal life and annuity product sales are recorded as revenue with an equivalent increase in policyholder, benefits and claims. Growth in this product was reflected in the increases in total revenue and in policyholder benefits, claims and acquisition expense.

     Six-month net income was $114 million, up 12% from the same period a year ago, for the reasons noted above.

RBC Capital Markets

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$115		19%	$733	$618
Non-interest expense	$92		23%	$486	$394
Provision for credit losses	$(45)		(78)%	$13	$58
Net income	$82		85%	$179	$97
ROE	1,120	bp		21.0%	9.8%
Average common equity	$(500)		(13)%	$3,450	$3,950

Net income increased by $82 million or 85% from a year ago. The growth in earnings was largely due to strong performance in the investment banking and equity businesses and a decline in the provision for credit losses.

     U.S. operations recorded net income of $59 million compared to $25 million a year ago, reflecting higher equity underwriting fees and other revenues.

     Total revenues increased by $115 million or 19%, primarily in the investment banking and equity businesses. The higher investment banking results reflect an increase in equity underwriting fees as a result of improving markets in Canada and the U.S. The stronger equity results reflect higher agency trading volumes, higher equity underwriting fees and higher principal trading revenues.

     This revenue growth occurred despite a $33 million reduction in revenues due to the appreciation of the Canadian dollar and $23 million of losses recognized on equity-linked note obligations. These losses resulted from the partial reversal, following further analysis, of a $30 million cumulative gain recognized last quarter, bringing the net cumulative gain to an appropriate $7 million level at the end of the quarter. This net gain has been recognized as a result of our determination that derivatives that are embedded in these notes should be separately accounted for at fair value and the note on an accretive basis, instead of recording the entire contract at fair value as we had done prior to this year’s first quarter.

Second Quarter 2004 Report – Royal Bank of Canada 08

     The provision for credit losses decreased by $45 million, primarily due to improving credit conditions.

     Non-interest expense increased by $92 million or 23% from a year ago, largely due to higher variable compensation costs associated with increased business volumes, which more than offset a $17 million reduction due to the stronger Canadian dollar.

     ROE increased to 21.0% from 9.8% a year ago, reflecting higher earnings and a $500 million reduction in average common equity attributed to this segment for the reasons described on page 6.

     Six-month net income was $329 million, up $116 million or 54% from the same period a year ago, despite a $74 million reduction in net income in the first quarter of this year as a result of the settlement of the Rabobank dispute. The earnings increase reflected strong performance in investment banking and related activities, including debt and equity underwriting, higher agency trading and securitization, and a decline in the provision for credit losses.

RBC Global Services

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$31		16%	$229	$198
Non-interest expense	$11		8%	$154	$143
Provision for credit losses	$(5)		n.m.	$(3)	2
Net income	$19		51%	$56	$37
ROE	1,240	bp		35.6%	23.2%
Average common equity	—		—	$650	$650

n.m. – not meaningful

Net income increased $19 million or 51% over the same period last year due to strong revenue growth.

     Revenues were up $31 million or 16%, largely reflecting higher transaction volumes.

     Non-interest expense was up $11 million or 8%, reflecting higher pension costs and additional expenses associated with increased business volumes. The provision for credit losses was down $5 million, partially reflecting a $3 million recovery of a provision for credit losses on a loan that was sold during the quarter.

     ROE increased to 35.6% from 23.2% a year ago, reflecting higher earnings.

     Six-month net income was $113 million, up $28 million or 33% due to the factors mentioned above and the reversal of $14 million ($9 million after-tax) of a portion of the general allowance for credit losses in the first quarter of this year.

Other

	Q2/04 vs Q2/03		For the three months ended
			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Total revenues	$(74)	(89)%	$9	$83
Non-interest expense	$13	n.m.	$8	$(5)
Net income	$(91)	n.m.	$(10)	$81
ROE		n.m.	(1.4)%	14.9%
Average common equity	$1,250	57%	$3,450	$2,200

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $10 million in the second quarter. Earnings were down $91 million from a year ago due to lower revenues (largely reflecting a decline in the value of foreign currency derivative positions and revenues from interest rate risk management and securitization activities) and higher income taxes, partly offset by a $27 million pre-tax ($22 million after-tax) gain this quarter on the sale of our ownership interest in an office complex.

     The six-month net loss was $54 million. The loss primarily reflects items reported in the first quarter of 2004: a $26 million pre-tax charge for equity losses on certain limited partnership investments; a $25 million pre-tax charge for the cumulative cost of issuing certain debt instruments which we had previously deferred and amortized; and a consolidation adjustment of $18 million pre-tax to partially offset the gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc., in light of our 50% ownership interest in the Moneris joint venture.

Supplemental discussion – Canadian GAAP

Net loss in the quarter was $10 million, as under U.S. GAAP.

     Six-month net loss was $37 million. The loss is for the same reasons as under U.S. GAAP, except that the charge for equity losses on certain limited partnership investments under Canadian GAAP was only $9 million pre-tax in the first quarter.

Second Quarter 2004 Report – Royal Bank of Canada 09

Financial priority: Revenue growth and diversification

Revenues

	Q2/04 vs Q2/03		For the three months ended
			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$(63)	(4)%	$1,557	$1,620
Non-interest income	$354	15%	$2,795	$2,441

Total revenues	$291	7%	$4,352	$4,061

Total revenues were up $291 million or 7% from a year ago, despite a $130 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase was largely driven by stronger capital markets-related revenues other than trading (brokerage commissions, underwriting and other advisory fees, mutual fund revenues, and investment management and custodial fees) and solid growth in Canadian banking revenues.

     Six-month revenues were up $151 million or 2% from the same period a year ago due to the factors mentioned above, which more than offset the impact of a stronger Canadian dollar and lower trading revenues.

Net interest income

Net interest income was down $63 million or 4% from a year ago due to a $40 million decline in the translated value of U.S. dollar-denominated net interest income and lower returns from RBC Centura’s investment portfolio.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.39% from 1.66% a year ago due to spread compression on domestic deposits resulting from lower interest rates, lower returns from RBC Centura’s investment portfolio, and growth in capital markets-related assets that generate non-interest income.

     Six-month net interest income was down $129 million or 4% from the same period a year ago, and six-month net interest margin was 1.45%, down from 1.68% in the first six months of 2003, largely for the reasons mentioned above.

Non-interest income

Non-interest income was up $354 million or 15% from the second quarter of 2003, despite a $90 million reduction due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Securities brokerage commissions were up $111 million or 44%, reflecting higher client trading volumes due to improved equity market conditions; underwriting and other advisory fees were up $90 million or 63% as new issues activity improved in the quarter; foreign exchange revenues, other than trading, were up $49 million or 78% reflecting higher foreign exchange transaction volumes; mutual fund revenues were up $53 million or 33%, reflecting higher assets under management and administration due to improved market conditions and higher net sales of mutual funds; insurance premiums, investment and fee income was up $50 million or 11% for the reasons discussed on page 8; investment management and custodial fees were up $45 million or 16% largely reflecting increased fees from market appreciation of equities and higher volumes; other non-interest income was up $25 million or 41% largely due to the sale of our ownership interest in an office complex; securitization revenues were up $15 million or 37% largely due to increased transaction volumes.

     Trading revenues were down $51 million or 11% reflecting lower returns in money markets, and fixed income trading businesses; gain (loss) on sale of securities was down $29 million or 62% due to a decline in gains on sales of bond positions compared to a year ago; mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and its subsidiary RBC Mortgage) were down $13 million or 22% reflecting lower mortgage origination volumes.

     Six-month non-interest income was up $280 million or 6% from the same period a year ago, largely reflecting the above-mentioned factors.

Financial priority: Cost control

Non-interest expense

Non-interest expense increased $215 million or 9% from last year’s second quarter, largely reflecting a $127 million increase in variable compensation costs resulting from stronger capital markets-related revenues in RBC Capital Markets and RBC Investments, the $33 million valuation allowance relating to certain U.S. mortgage loans (described on page 6) and a $30 million increase in pension and postretirement benefit costs (largely due to the amortization of prior year actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities).

     The appreciation of the Canadian dollar relative to the U.S. dollar from the second quarter of 2003 and a goods and services tax recovery reduced non-interest expense by $85 million and $29 million, respectively.

     Six-month non-interest expense was up $437 million or 9%, largely due to the reasons described above.

Second Quarter 2004 Report – Royal Bank of Canada 10

Financial priority: Strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.6 billion at April 30, 2004, down $158 million from the end of the first quarter of 2004 and down $525 million from a year ago. As shown in the table at the top of page 25, nonaccrual business and government loans were down $171 million from last quarter. This was largely due to the resolution of a number of previously impaired loans in the energy, agriculture and transportation sectors and a low level of new impaired loans during the quarter. As a percentage of total loans and acceptances, nonaccrual loans were .83%, compared to .95% in the first quarter and 1.23% a year ago.

Provision for (recovery of) credit losses

	For the three months ended
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2004	2004	2003
U.S. GAAP
Allocated specific provision	$153	$122	$211
Allocated general provision	(24)	(130)	2

Total allocated provision	$129	$(8)	$213
Unallocated (general) provision	24	(20)	(2)

Total provision for (recovery of) credit losses	$153	$(28)	$211

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase agreements	$229,320	$218,075	$218,593
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.27%	0.22%	0.40%

Canadian GAAP
Specific provisions	$149	$125	$211

General provision
Allocated	$(24)	$(130)	2
Unallocated	24	(20)	(2)

Total general provision	–	(150)	–

Total provision for (recovery of) credit losses	$149	$(25)	$211

As shown in the table above, the total provision for credit losses (consisting entirely of allocated specific provisions) was $153 million in the second quarter of 2004 compared to $211 million a year ago. Last quarter, there was a recovery of credit losses of $28 million, comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general allowance for credit losses. Compared to a year ago, lower allocated specific provisions were recorded in the business and government loan portfolios due to a much lower level of new problem loans.

     Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .27% this quarter compared to .22% in the first quarter and .40% a year ago.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $275 million or .58% of average loans and acceptances, versus $118 million or .26% in the first quarter of this year and $228 million or .53% a year ago. The increase over a year ago reflects higher charge-offs in the business and government portfolio, which were partially offset by lower consumer charge-offs.

     For the six months to date, the allocated specific provisions for credit losses was $275 million or .25% of average loans, acceptances and reverse repurchase agreements.

     The general allowance at April 30, 2004 was $1,269 million and the allocated specific allowance was $660 million, resulting in a total allowance for credit losses of $1,929 million, down from $2,335 million a year ago. The decline was largely due to a reduction in the allocated specific allowance for business and government loans (as the result of fewer new impaired loans and the resolution of loans previously classified as impaired, through charge-offs and reversals) and the reversal of a portion of the general allowance in the first quarter of 2004 as described above.

Second Quarter 2004 Report – Royal Bank of Canada 11

Financial priority: Balance sheet and capital management

Assets

Since January 31, 2004, we have included in our Consolidated balance sheet assets owned by certain multi-seller asset-backed commercial paper conduit programs that we administer. This inclusion is in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). As at April 30, 2004, these assets largely comprised business and government loans of $3.4 billion, personal loans of $3.2 billion and credit card loans of $.8 billion. We are currently in the process of restructuring these programs, which may result in us not having to include their assets in our balance sheet in future periods. We have excluded these assets from the following discussion, so as not to overstate growth in these loan categories over prior periods.

     Total assets were $445.8 billion at April 30, 2004, up $47.5 billion or 12% from April 30, 2003, and up $13.9 billion or 3% from January 31, 2004.

     Compared to April 30, 2003, securities were up $22.0 billion or 20% due to an increase in trading account securities and available for sale securities, largely as a result of increased levels of business. Loans (before allowance for loan losses) were up $14.8 billion. Business and government loans were up $4.6 billion (after the securitization of $.1 billion of commercial mortgages during the 12 months ended April 30, 2004) largely due to growth in securities borrowing activity, while residential mortgages were up $5.8 billion (after the securitization of $5.0 billion of residential mortgages during the 12 months ended April 30, 2004), personal loans were up $3.8 billion and credit card balances were up $.6 billion (after securitization of $1.0 billion of credit card receivables during the 12 months ended April 30, 2004). Other assets were up $13.7 billion, largely driven by an increase in non-cash collateral received in connection with securities lending activities and an increase in receivables from brokers and dealers which is due both to an increase in business activity and refinements we have made to the process utilized for the determination of trade date security information.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended April 30, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $3 billion and $2 billion, respectively.

     Compared to January 31, 2004, loans (before allowance for loan losses) were up $7.5 billion. Business and government loans were up $3.7 billion largely due to growth in securities borrowing activity, while residential mortgages were up $1.6 billion (after the securitization of $1.8 billion of residential mortgages during the quarter), personal loans were up $1.7 billion and credit card balances up $.5 billion. Other assets were up $1.0 billion, reflecting an increase in receivables from brokers and dealers for the reasons mentioned above, which was partially offset by a decrease in non-cash collateral received in connection with securities lending activities. Securities were up $1.3 billion or 1%, largely due to an increase in trading account securities.

Deposits

Total deposits were $271.9 billion, up $20.4 billion or 8% from April 30, 2003 and up $6.3 billion or 2% from January 31, 2004. Interest-bearing deposits were up $16.5 billion or 7% from April 30, 2003 and up $6.1 billion or 3% from January 31, 2004, while non-interest-bearing deposits increased by $3.9 billion or 15% from April 30, 2003 and by $.2 billion or 1% from January 31, 2004.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended April 30, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $4 billion.

Capital

Treasury stock

Commencing the first quarter of this year, Royal Bank of Canada shares acquired and held by certain employee compensation vehicles and other subsidiaries for reasons other than cancellation (Treasury stock) have been recognized as a reduction of shareholders’ equity, which has reduced our Tier 1 capital.

RBC subordinated debentures and Trust Capital Securities (RBC TruCS TM)

Beginning the first quarter of this year, holdings by RBC Capital Markets of Royal Bank of Canada subordinated indebtedness (subordinated debentures) and RBC TruCS were reclassified from Trading account securities to offset the outstanding obligations within subordinated debentures and Non-controlling interest in subsidiaries, respectively. At April 30, 2004, RBC Capital Markets held $32 million of subordinated debentures and $3 million of RBC TruCS, thus reducing subordinated debentures by $32 million and non-controlling interest by $3 million, respectively.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

     Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. At April 30, 2004, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.3% and Total capital ratio was 12.9%. Both ratios were above our medium-term (3-5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. At April 30, 2003, our Tier 1 capital ratio was 9.6% and our Total capital ratio was 12.8%. In addition, our assets-to-capital multiple remains below the maximum permitted by OSFI.

     Our Tier 1 capital and Total capital ratios in the second quarter were reduced by 14 basis points and 16 basis points, respectively, due to two factors: first, the above-mentioned deduction from shareholders’ equity of Treasury stock that related to holdings of Royal Bank of Canada common shares by certain employee compensation vehicles; and second, the above-mentioned deduction from subordinated debentures and non-controlling interest in subsidiaries relating to holdings of Royal Bank of Canada subordinated debentures and RBC TruCS, respectively, by RBC Capital Markets.

Second Quarter 2004 Report – Royal Bank of Canada 12

Despite the 16-basis point reduction due to these two factors, the Total capital ratio was up 10 basis points from a year ago due to net capital issuances during the last 12 months.

Capital management activity

On April 13, 2004, we issued $1 billion in subordinated debentures through our Canadian Medium Term Note Program. On April 12, 2004, we redeemed $350 million of subordinated debentures.

     Under a normal course issuer bid on the Toronto Stock Exchange that commenced on June 24, 2003, for a one-year period we are permitted to repurchase up to 25 million common shares. During the quarter, we repurchased 3.8 million common shares for $237 million at an average price of $62.81. Since the commencement of the current issuer bid program on June 24, 2003, we have repurchased 11.2 million common shares for $682 million at an average price of $60.86, leaving a balance of 13.8 million shares that may be repurchased. We also issued 1 million common shares during the quarter for $41 million in connection with the exercise of employee stock options.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at April 30, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At April 30, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $191 billion or 42% of total assets, up from $167 billion or 42% of total assets at April 30, 2003 and up from $187 billion or 42% of total assets at January 31, 2004. For the three months ended April 30, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $191 billion or 42% of total average assets, as compared to $188 billion or 44% last quarter and $165 billion or 41% a year ago. At April 30, 2004, securities and collateral of $64 billion were pledged or sold under repurchase agreements or obligations related to securities sold short. This is up from $55 billion at April 30, 2003 and up from $63 billion at January 31, 2004.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended April 30, 2004, and April 30, 2003, and indicates that the average, high and low global VAR amounts in the second quarter of 2004 were lower than a year ago. The global VAR amount was higher at April 30, 2004 than a year ago. The graphs on page 14 show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended April 30, 2004. During the second quarter, there was one day with net trading losses.

Trading activities (1)

	For the three months ended April 30, 2004				For the three months ended April 30, 2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$8	$9	$6	$4	$8	$10	$7	$5
Foreign exchange and commodity	2	4	2	1	4	5	3	1
Interest rate	8	13	9	6	9	12	10	8
Global VAR (2)	$11	$13	$11	$8	$10	$19	$14	$10

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

Second Quarter 2004 Report – Royal Bank of Canada 13

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the web sites mentioned in this interim report does not form a part of this interim report. All references in this interim report to web sites are inactive textual references and are for your information only.

Business highlights

Key second quarter 2004 developments in each of our business segments are discussed below.

RBC Banking

RBC Royal Bank concludes successful RRSP season: RBC Royal Bank concluded a successful Registered Retirement Savings Plan (RRSP) season with sales of $1.6 billion in registered retirement products between November 1, 2003 and March 1, 2004, an 8% increase from the previous year. Almost 60% of the sales were in mutual funds with the balance in guaranteed investment certificates (GICs) and savings deposits.

RBC Royal Bank growing key product lines:

•	RBC continues to build its leadership position in residential mortgages, achieving a 14.98% market share of the Canadian residential mortgage market as of February 2004, up 21 basis points from February 2003. To further build our market position, several new mortgage financing options were introduced including the RBC Vacation Home Mortgage, Canada’s first vacation home mortgage that provides up to 90% financing, and the RBC Homeline Plan, a home equity financing solution that combines a credit line and multiple mortgage tiers.

Second Quarter 2004 Report – Royal Bank of Canada 14

•	The credit card business continued to grow in the second quarter with credit card balances increasing by 16% from a year ago. Growth in credit card balances continues to be supported by new product offerings such as the RBC Rewards Visa Classic Card (a no fee Visa rewards card that gives consumers the ability to earn points towards travel, merchandise and gift certificates) and the Mike Weir Visa Card (the first Visa card of its kind that lets Canadian golfers benefit from a wide range of golf benefits and the opportunity to earn RBC reward points towards travel and merchandise).

RBC Centura continues to expand its presence in the Southeastern U.S.: Since November 1, 2003, 17 new branches have been opened and 13 Florida branches acquired from Provident Financial Group, Inc., bringing the total number of RBC Centura branches to 270.

RBC Investments

RBC Funds lead Canadian mutual fund market sales in February: RBC Asset Management Inc. achieved overall net sales of mutual funds of $969 million during February, a critical month for RRSP sales, surpassing its nearest competitor by almost $400 million. Total net sales comprised $968 million in long-term mutual fund net sales and $1 million in money market mutual fund net sales.

Voyageur Asset Management wins key account: Minneapolis based Voyageur Asset Management secured a $1.3 billion investment management mandate from the Pennsylvania School District.

RBC Investments Action Direct offer to online banking clients: RBC Investments Action Direct, in partnership with RBC Royal Bank Online Banking, identified non-Action Direct clients who were active online banking users and posted targeted offers to their online banking accounts. This marketing initiative (which commenced in January of this year) resulted in approximately 30% of Action Direct’s new account openings during the second quarter.

RBC Insurance

RBC Insurance completes acquisition of the Canadian operations of UnumProvident Corporation: RBC Insurance completed its acquisition of the Canadian operations of Provident Life and Accident Insurance Company, a wholly owned subsidiary of UnumProvident Corporation effective May 1, 2004. The operations being acquired are based in Burlington, Ontario, and focus on the underwriting, sales and service of individual and group income replacement products (known as living benefits) targeted at Canadian individual and corporate customers through multiple distribution channels. As part of the transaction, RBC Insurance also acquired Provident’s significant claims operations in Toronto.

RBC Insurance and Softvoyage Inc. sign agreement to integrate travel insurance into Softvoyage web booking engine: In February, RBC Insurance and Montreal-based Softvoyage announced an agreement to integrate RBC Insurance travel insurance products into Softvoyage’s web booking engine, which provides online booking capabilities to hundreds of North American tour operators, travel agencies and consolidators. The change allows travel agents to automatically offer RBC Insurance travel insurance products to clients who purchase travel insurance online.

RBC Capital Markets

Growing UK bond business: The Infrastructure Finance Group in London jointly led three inaugural bond issues totalling approximately C$10 billion for Network Rail, the state-sponsored company running the British Rail network, demonstrating our world-class global origination and placement capability.

Broadening U.S. product offering: The Global Investment Banking division launched its new U.S. income trust product, Enhanced Income Securities (EIS), the first of a kind U.S. security conceptually similar to Canadian income trusts, Real Estate Investment Trusts and Master Limited Partnerships and engineered to maximize cash flow distributed to investors. RBC has been awarded mandates to manage several EIS driven transactions in the United States.

Sharpened focus on Asia: RBC further strengthened its regional presence in the Asian markets with the opening of a branch office in Hong Kong and the formation of the Capital Markets Pacific Group, which will distribute foreign exchange, fixed income and commodities products to Chinese financial institutions and their off-shore branches.

Prime Brokerage business migrates to U.S.: The U.S. equity prime brokerage business was successfully launched during the second quarter and is attracting interest from U.S. hedge funds to which it provides margin financing, clearing/settlement and consolidated reporting services.

RBC Global Services

Securities lending business growth initiatives yielding results: RBC Global Services’ securities lending business achieved record balances during the quarter. A number of initiatives have contributed to this growth including the strengthening of desk teams, the inclusion of mutual funds in the lending program, the implementation of web-based technology to allow clients to streamline their reconciliation processes, and the expansion of sales strategies to new geographic locations in the Middle East and Luxembourg.

Recent awards won by Institutional and Investor Services:

•	Recognized as best global custody service provider in the U.K. and North America in the R&M Consultants 2004 Global Custody Survey, which measures client satisfaction with global custodian services. The award winners are determined based on a survey of investment managers, pension funds, charities and other financial institutions worldwide.

•	Recognized by Global Investor magazine as the best global custodian overall based on a survey of more than a thousand institutional and mutual fund managers from around the world.

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